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                             February 3, 2021

       Dong Hu
       Chairman and Chief Executive Officer
       Ebang International Holdings Inc.
       26-27/F, Building 3, Xinbei Qianjiang International Building Qianjiang Economic and Technological Development Zone
       Yuhang District, Hangzhou, Zhejiang, 311100
       People   s Republic of China

                                                        Re: Ebang International
Holdings Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted January
29, 2021
                                                            CIK 0001799290

       Dear Mr. Hu:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Beverly
Singleton at (202) 551-3328 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing